UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.	RIO GRANDE ENERGIA S.A.
Publicly-Held Company	Publicly-Held Company
Corporate Taxpayers’ ID (CNPJ/MF)	Corporate Taxpayers’ ID (CNPJ/MF)
No. 02.429.144/0001-93	No. 02.016.439/0001-38
Corporate Registry ID (NIRE)	Corporate Registry ID (NIRE)
35.300.186.133	43.300.036.138

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”) and its subsidiary Rio Grande Energia S.A (“RGE”), hereinafter jointly referred to as the “Companies”, pursuant to paragraph 4 of Article 157 of Law 6,404/76 (“Law 6,404/76”) and Rules of Brazilian Securities and Exchange Commission (“CVM”) Nos. 358/02 and 319/99, hereby inform to its shareholders and market in general as follows:

1. Subject Transaction. On November 07, 2007, the Companies’ managements authorized the execution of the “Private Instrument of Protocol and Justification of Merger of Shares of Rio Grande Energia S.A. in CPFL Energia S.A.” (“Protocol”), whereupon the justifications and conditions for merger of all shares issued by RGE into the CPFL Energia’s shareholders equity (“Merger of Shares” or “Transaction”) were established.

1.1. Transformation of RGE into a wholly-owned subsidiary of CPFL Energia. In view of the Merger of Shares mentioned above, RGE shall become a wholly-owned subsidiary of CPFL Energia, pursuant to Article 252 of Law 6,404/76. Accordingly, the Merger of Shares shall entail the transfer to the CPFL Energia’s shareholders' equity, by capital increase, of all common and preferred shares, all of them book-entry and with no par value, issued by RGE and owned by its non-controlling shareholders. The new common shares of CPFL Energia to be issued in view of said capital increase, shall be transferred to current non-controlling shareholders of RGE, with due regard for the following criteria.

2. Justification for Merger of Shares. The Merger of Shares will enable: (i) to align with the Companies’ shareholders interests; (ii) increase the CPFL Energia’s float by transfer of the RGE’s current non-controlling shareholders to CPFL Energia’s shareholders base; (iii) increase the CPFL Energia’s shareholders base; and (iv) reduce the number of the group’s companies listed in the São Paulo Stock Exchange (“BOVESPA”), thus focusing on the liquidity of CPFL Energia’s shares.

2.1. Benefits provided to New Shareholders. Since CPFL Energia is listed in BOVESPA “Novo Mercado” New Market and the shares issued by it are traded in US Stock Market (NYSE – New York Stock Exchange), the Merger of Shares shall bring unquestionable benefits to RGE´s non-controlling shareholders, as they shall become holders of CPFL Energia’s shares that entitle to rights and advantages not currently attributed to the shares owned by it and, mainly, they shall henceforth enjoy a shareholding with a liquidity substantially higher than that currently ascertained as to the shares issued by RGE. For further details on the rights and advantages, please see item 10 below.

3. Transaction Costs. The expenses to be incurred with the Merger of Shares are estimated in six hundred fifty-four thousand reais (R$654,000.00) and shall be used to contract specialized company to prepare appraisal reports, attorneys’ fees paid to law firm and incurred with legal publications to disclose call notices, notices and minutes involved in the legal proceeding related to the Merger of Shares.

4. Previous Business and Corporate Instruments. The proposal for Merger of Shares was approved by the Companies’ Boards of Directors at meetings held on November 07, 2007. The Companies’ Fiscal Councils also approved said proposal at the meetings held on November 07, 2007. The Companies’ managements approved the execution of the Protocol and the other documents relating to the Merger of Shares and resolve on the call of the Companies’ shareholders to review the respective proposal for Merger of Shares.

4.1. Extraordinary General Meetings. The Merger of Shares shall be submitted for review at the CPFL Energia’s and RGE’s Extraordinary General Meetings to be held on December 18, 2007.

5. Companies’ Appraisals

5.1. Companies’ Appraisal at the Economic Value. The Companies were appraised at their respective economic values, as per appraisal reports prepared on October 25, 2007 (“Economic Value Reports”), by specialized company Hirashima & Associados Ltda (“Hirashima”), headquartered in the City of São Paulo, State of São Paulo, at Rua Flórida, 1.758 – conj. 11, 1º. andar, Corporate Taxypayers’ ID (CNPJ/MF) under No. 05.215.691/0001 -64. Such appraisals were made at their economic value under the cash flow method, based on balance sheets as of September 30, 2007. The results obtained in such Companies’ appraisal at the economic value, as per Economic Value Reports, are provided below:

Economic Appraisal as of September 30, 2007	RGE	CPFL Energia
Economic Value (in Reais)	2,154,581,524.00	19,865,758,920.19
Number of Shares (Common and/or Preferred)	807,168,582	479,756,730
Unit Economic Value (in Reais)	2.6693079637	41.4079838342
Swap Ratio per unit share by Economic Appraisal		15.5126288900

5.2. Companies’ Appraisal by Book Value at Market Prices: In compliance with and for the purposes of Article 264 of Law 6,404/76, the appraisals of shareholders' equities at market prices of the Companies (“Market Price Reports”), were prepared by specialized company Hirashima, identified above. Said appraisals were carried out according to the same criteria, based on balance sheets as of September 30, 2007. The results obtained in the appraisals of the Companies’ shareholders' equities at market prices are mentioned in the Market Value Reports and provided below:

Shareholders’ Equity at Market Prices as of September 30, 2007	RGE	CPFL Energia
Book Value at Market Prices (in Reais)	1,263,046,000.00	5,017,950,442.12
Number of Shares (Common and Preferred) / Quotas	807,168,582	479,756,730
Book Value at Market Price Share / Quota (in Reais)	1.5647858801	10.4593643577
Swap Ratio per unit share at book value at market prices	6.6842144290

5.2.1. Hirashima applied the criterion provided for in Article 264 of Law 6,404/76, to appraise the Companies’ shareholders' equities at market prices,. Accordingly, the Companies' shares were appraised as to their shareholders' equities, adjusted by appraisal of its assets, except for the liabilities, by ascertaining the sale or winding-up value, at market prices, according to the same criteria and on the same date.

6. Shares Swap Ratio. The Companies’ managements agreed and decided to establish the following shares swap ratio in the Merger of Shares, based the Companies’ economic appraisals (item 5.1 above), on a fair value basis: (i) Common and Preferred Shares Swap Ratio of RGE. RGE’s non-controlling shareholders shall receive as swap for each lot of 15.5126288900 common or preferred shares to be merged into the CPFL Energia’s shareholders’ equity, one (1) new common share to be issued by CPFL Energia.

6.1. RGE’s Equity Variation: RGE’s equity variations shall be maintained therein, however the effects on the book value of the shares transferred to CPFL Energia shall be reflected herein as result of equity accounting.

7. Handling of Fractions. The swap of shares shall entail the fractioning thereof, whereupon RGE’s non-controlling shareholders may, within a thirty (30) day term as of the publications of the notice to shareholders and the minutes of the Extraordinary General Meetings that approve the Merger of Shares, adjust their shareholdings, upon trading through brokerage companies appointed thereby and authorized to trade at BOVESPA.

7.1. Upon expiration of the thirty (30) day term mentioned above and Merger of Shares, any fraction number of remaining shares of non-controlling shareholders that not adjusted their shareholdings shall be separated and grouped in round numbers and, subsequently, sold by CPFL Energia in tender offer held at BOVESPA. The net incomes arising out of the sale of CPFL Energia’s shares will be available to its shareholders as of the beginning of payment established pursuant to notice to shareholders published to the effect.

8. Increase in CPFL Energia’s Capital: The Merger of Shares shall entail the increase in CPFL Energia’s capital stock, by transfer of all shares held by the current RGE’s non-controlling shareholders to CPFL Energia’s shareholders' equity, as per amount ascertained in Economic Value Reports. CPFL Energia’s capital increase shall be of one hundred fifty-four thousand two hundred eight (154,208) common shares, all of them book-entry and with no par value, which shall be subscribed by RGE’s Board of Executive Officers at CPFL Energia’s Extraordinary General Meeting approving the capital increase, by RGE’s non-controlling shareholders, ratably to the respective interest held thereby on the execution of Protocol. As the merger of shares, pursuant to Article 252 of Law 6,404/76, the shares issued by RGE and owned by CPFL Energia shall be maintained in the shareholders' equity thereof, without any alteration.

8.1. Considering that CPFL Energia’s capital stock is exclusively composed of non-par common book-entry shares, for effects of the Merger of Shares, RGE’s shareholders shall receive only common shares issued by CPFL Energia.

8.2. As a result of the Merger of Shares, Article 5 of CPFL Energia’s Bylaws shall be changed so as to adapt it to the new conditions arising out of the execution of the Protocol. Accordingly, Article 5 of said Bylaws shall come into effect with the following wording: [“Article 5 – The subscribed and paid up Company’s capital stock is four billion seven hundred forty-one million one hundred seventy-five thousand two hundred forty-one reais and eighty-two centavos (R$4,741,175,241.82), divided into four hundred seventy-nine million nine hundred ten thousand nine hundred thirty-eight (479,910,938) non-par common book-entry shares.”]

8.3. The shares issued by CPFL Energia to be swapped for RGE’s shares, shall entitle to dividends and/or other amounts to be stated as of CPFL Energia’s Extraordinary General Meeting that approved the Merger of Shares.

9. Right to Withdrawal and Reimbursement Value. Pursuant to paragraph 3 of Article 264 of Law 6,404/76, as the swap ratio provided for in item 6 above, based on the Companies’ economic value, is less advantageous for RGE’s non-controlling shareholders than the swap ratio set forth in chart of item 5.2 above, RGE’s shareholders in disagreement with the Merger of Shares shall have the option to exercise the right to withdraw based on the shares’ book value, corresponding to R$1.7852050311 per lot of one thousand shares issued by RGE, or book value at market price, corresponding to R$ 1.5647858801 per lot of one thousand shares issued by RGE, ascertained in the Balance Sheets as of September 30, 2007. CPFL Energia’s shareholders exercising the right to withdraw shall be reimbursed according to the book value of the shares issued by CPFL Energia, which as per Balance Sheets as of September 30, 2007, corresponds to R$ 11.0362502462 per share.

9.1. The right to withdraw of the Companies’ shareholders shall be restricted for the shares held thereby until the disclosure of this Relevant Fact on the Merger of Shares, that is, which are filed in the Companies’ records until the end of November 6, 2007 and shall not be exercised as to the shares acquired after said date, as per paragraph 1 of Article 137 of Law 6,404/76.

9.2. The Companies’ shareholders shall exercise the right to withdraw upon written notice to that effect, within thirty (30) days as of the publication of the respective minutes of the Extraordinary General Meeting resolving on the approval of the Protocol as the payment of the respective reimbursement shall depend on the effective execution of the Merger of Shares, as per Article 230 of Law 6,404/76.

10. RGE’s Political and Equity Advantages before and after Merger of the Shares:

The following comparison chart shows RGE shareholders’ political and equity advantages prior to and after the Merger of Shares:

Prior to the Merger of Shares	After the Merger of Shares
The common and preferred shares issued by RGE shall entitle as follows:	The common shares to be issued by CPFL Energia in view of the Merger of Shares shall entitle as follows:
(i) each common share shall correspond to one vote at the resolutions taken at the General Meetings.	(i) each common share shall correspond to one vote at the resolutions taken at the General Meetings.
(ii) pursuant to article 30 of RGE’s Bylaws, common and preferred shares shall entitle to payment of mandatory dividend of at least 25% over the net income ascertained in the fiscal year, adjusted pursuant to Article 202 of Law 6,404/76, with due regard for Article 6 of the Company’s Bylaws.

(ii) pursuant to article 30 of the prevailing CPFL Energia’s Bylaws, payment of mandatory dividend of at least 25% of the net income ascertained in the fiscal year, adjusted pursuant to Article 202 of Law 6.404/76.

(iii) the preferred shares shall secure the following advantages: (i) priority over capital reimbursement in the event of winding-up of the company; and (ii) right to receive dividends ten percent (10%) higher than those paid to common shares and conditional to the ascertainment of profits.

(iii) payment of dividend or any other amount in cash, pursuant to CPFL Energia’s Bylaws, with due regard for the respective interest held at CPFL Energia’s capital stock, in conditions equal to those existing, which shall be distributed as of the Merger of Shares.

In addition to the advantages mentioned above, it is worth stressing the rights and advantages to be entitled in view of the Merger of Shares:

(i) “Tag along”: any disposal of share control shall entail public offering for acquisition of shares held by non-controlling shareholders by the acquirer under conditions equal to those provided to the seller of block of controlling shares;

(ii) Offering for repurchasing at the economic value in the event of delisting from the “Novo Mercado” New Market: if the delisting of CPFL Energia from the BOVESPA New Market “Novo Mercado” is approved, a public offering for acquisition of shares, ascertained according to the economic value of the shares issued by CPFL Energia shall be carried out;

(iii) Offering for repurchasing at the economic value in the event of deregistering: any deregistering of CPFL Energia shall be carried out upon public offering of acquisition of shares and the price minimum thereof shall be the value of CPFL Energia and its shares to be ascertained on economic value appraisal report;

(iv) Disclosure of Transactions with Related Parties: CPFL Energia disclose full information on any and all agreements executed by it and its subsidiaries and associated companies, its managers, controlling shareholders and, further, by CPFL Energia and its subsidiaries and associated companies of the managers and controlling shareholders, as well as with other companies that, together with any of these persons, pertains to the same group, on an actual and legal basis, in the event of amount equal or higher than one percent (1%) of the CPFL Energia’s shareholders' equity in a sole or consecutive agreements, with or without the same subject matter, within one (1) year term;

(v) CPFL Energia’s financial statements prepared pursuant to US accounting principles (US GAAP): they shall be fully disclosed in English, together with management report and explanatory notes;

(vi) Market Meetings: a commitment to hold, at least once a year, a public meeting with market analysts;

(vii) BOVESPA Market Arbitration Panel: CPFL Energia, its controlling shareholders, managers and members of the Fiscal Council undertake to settle any and all doubts and disputes by arbitration proceeding;

(viii) Higher liquidity: upon Merger of Shares, the non-controlling shareholders shall become holder of shares within higher market liquidity.

11. Fair Nature of the Transaction. In view of the swap ratio of the shares, considering the Companies’ economic appraisals and due to the advantages granted to RGE’s shareholders, the Merger of Shares to be conducted is deemed fair.

12. Specialized Company Contracted: The managements of the Companies involved in the Transactions contracted Hirashima that was incumbent upon the appraisal of the Companies’ shareholders' equities at market prices, as well as the respective economic values, thus submitting the reports mentioned in items 5.1. and 5.2 above.

12.1. No Conflict. As to the specialized company, there is no conflict of interests, whether now and in the future, not only related to controlling shareholders of the Companies involved in the Transaction, but also in relation to the minority shareholders, of which the management are aware and, further, related to the transaction itself under which the Merger of Shares shall be conducted.

13. Authorization granted by Relevant Regulatory Authority. The Merger of Shares shall be conducted upon approval of the Brazilian Electric Power Agency – ANEEL.

14. Documents available for Consultation. The documents relating to the Merger of Shares are available to RGE’s and CPFL Energia’s shareholders, as of the date hereof, during working hours, at the following addresses, from Monday through Friday: RGE’s shareholders, at Rua São Luiz, nº 77, 8º andar, Porto Alegre - RS; and CPFL Energia’s shareholders, at Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402, São Paulo - SP. Information on the Merger of Shares shall be available to shareholders of both companies at the websites of the Securities and Exchange Commission at (www.cvm.gov.br) and the São Paulo Stock Exchange– BOVESPA at (www.bovespa.com.br).

São Paulo, November 7, 2007.

CPFL ENERGIA S.A.
José Antonio de Almeida Filippo
Vice Chief Financial and Investors Relations Officer

RIO GRANDE ENERGIA S.A.
Marco da Camino Ancona Lopez Soligo
Administrative-Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.